CUSIP No. 015404106                SCHEDULE 13D                      Page 1 of 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  (Rule 13d-10)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                              ALFACELL CORPORATION
                                (Name of Issuer)

                            COMMON STOCK AND OPTIONS
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                                 Kuslima Shogen
                              Alfacell Corporation
                              225 Belleville Avenue
                              Bloomfield, NJ 07003
                                 (973) 748-8082
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


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CUSIP No. 015404106                SCHEDULE 13D                      Page 2 of 4


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kuslima Shogen

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,981,305 (includes 622,685 shares subject to options and
                    warrants which are currently exercisable or which will
                    become exercisable within 60 days of March 30, 2002).
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,981,305 (includes 622,685 shares subject to options and
                    warrants which are currently exercisable or which will
                    become exercisable within 60 days of March 30, 2002).
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                     0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,981,305 (includes 622,685 shares subject to options and
     warrants which are currently exercisable or which will become exercisable within 60 days of March 30, 2002).
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.15%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 015404106                SCHEDULE 13D                      Page 3 of 4


________________________________________________________________________________
Item 1.  Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Alfacell Corporation (the "Issuer"). The address of the Issuer's principal executive offices is
225 Belleville Avenue, Bloomfield, NJ 07003.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)-(c) The person (the "Reporting Person") filing this statement is Kuslima Shogen, Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer of the Issuer. The Reporting Person's mailing address is c/o Alfacell Corporation, 225 Belleville Avenue, Bloomfield, NJ 07003.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person entered a consent decree with the Securities and Exchange Commission ("SEC") on March 4, 1998 pursuant to which she was fined $20,000 for alleged violations of Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended. In connection with the settlement, the Reporting Person neither admitted nor denied the allegations of the SEC and agreed not to violate Sections 13 and 16(a) in the future.

     (f)     The Reporting Person is a citizen of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Person previously granted options to purchase Common Stock. As of March 30, 2002, 337,241 of the then currently exercisable options expired resulting in a decrease to the Reporting Person's beneficial ownership.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 1,981,305 shares of Common Stock, consisting of 1,358,620 shares of Common Stock currently outstanding and 622,685 shares underlying options and warrants to purchase Common Stock held by the Reporting Person. Such shares constitute 9.15% of the Common Stock outstanding assuming all of the options and warrants are exercised.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.

     (c)  None.

     (d) The Reporting Person has pledged a total of 900,000 of the outstanding shares of Common Stock to Global Aggressive Growth Fund Limited to secure a personal loan of which proceeds were loaned to the Issuer.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has pledged a total of 900,000 of the outstanding shares of Common Stock to Global Aggressive Growth Fund Limited to secure a personal loan of which proceeds were loaned to the Issuer. If the Reporting Person defaults on the loan, Global Aggressive Growth Fund Limited can take possession of the shares and sell them. Any sales proceeds would be used to satisfy the loan.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Not applicable.

________________________________________________________________________________

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CUSIP No. 015404106                SCHEDULE 13D                      Page 4 of 4


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      April 8, 2002
                                        ----------------------------------------
                                                         (Date)


                                                    /s/ Kuslima Shogen
                                        ----------------------------------------
                                                       (Signature)

                                          Kuslima Shogen
                                          Chairman of the Board,
                                          Chief Executive Officer and Acting
                                          Chief Financial Officer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).